John T. McKenna

T: +1 650 843 5059

jmckenna@cooley.com

October 13, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng
Matthew Crispino

RE:	Zynga Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed on September 21, 2011
File No. 333-175298

Ladies and Gentlemen:

On behalf of Zynga Inc. (“Zynga” or the “Company”), we are submitting this letter and the following information in response to a letter, dated October 7, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on July 1, 2011, Amendment No. 1 to the Registration Statement on Form S-1, filed on July 18, 2011, Amendment No. 2 to the Registration Statement on Form S-1, filed on August 11, 2011 and Amendment No. 3 to the Registration Statement on Form S-1, filed on September 21, 2011. We are also electronically transmitting for filing Amendment No. 4 (the “Amendment”) to the Registration Statement. We are sending the Staff a courtesy package of this letter, the Amendment and certain supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes to Amendment No. 3 to the Registration Statement on Form S-1, filed on September 21, 2011.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amendment. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 47

1.	We note your response to prior comment 5 and continue to believe that the number of paying players and the average amount each spends is important information to the

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users of your financial statements since this will be a critical component of your future growth. Explain whether you are able to quantify or estimate the number and percentage of paying players and average spending per paying player for the periods presented. Provide us with an analysis of your paying players, if you are able to determine such information.

As a prefatory matter, the Company respectfully advises the Staff that, as more fully explained in response to Comment 2 below, the Company believes that DAUs and ABPU are the most relevant and meaningful measures of the Company’s financial performance. The Company’s management regularly evaluates and manages the Company’s business using DAUs and ABPU, not the number of paying players or the average amount each spends.

The Company respectfully advises the Staff that it is not able to accurately quantify or estimate the number of paying players across all platforms in any period because the Company does not receive unique payer data from all social game and payment platforms used by its players. The Company estimates that it does not have unique payer data for between approximately 37% and 8% of its bookings in various quarters during the period from January 1, 2009 through June 30, 2011. As a result, the Company can only quantify paying players and the average spend per paying player for a portion of its total players, and even these calculations involve certain assumptions. The Company estimates that it did not have unique payer data for approximately 15% of its bookings for the second quarter of 2011 and believes that the significance of this missing unique player data is likely to increase as the Company continues to diversify its distribution channels and as it derives more bookings from advertising.

2.	Tell us why you did not consider ABPU to be a key metric meriting disclosure in prior filings of your registration statement. In addition, explain and disclose how ABPU functions as a better indicator in understanding and measuring the revenue generating engagement levels of your players as opposed to metrics such as the number of paying players and average spending by those players over time.

In response to the Staff’s comment, the Company respectfully notes that while ABPU itself was not identified as a key measure in the Company’s prior filings, the two components of ABPU (bookings and DAUs) have been identified as key operating metrics of the Company since the original filing of the registration statement.

The Company believes that DAUs and ABPU are better indicators of the revenue generating engagement levels of the Company’s players than the number of paying players and average spending by those payers over time because these metrics more closely reflect the Company’s business model. It is important to recognize that the Company’s business is fundamentally different from console games, in which the consumer purchases a game online or in a store, and from traditional online games, in which each of the players pays a monthly or other subscription fee. The Company’s business model is based on the notion that, as more players play the Company’s games, the Company’s brand and games become more valuable. All engaged

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players of the Company’s games help drive bookings and, consequently, both components of revenue: online game revenue and advertising revenue. Virtual goods are purchased by players who are socializing with, competing against or collaborating with other players, most of whom do not buy virtual goods. For example, many players pay us to decorate their game boards in order to draw other players (including non-paying players) to their game boards. Other players purchase “power-ups” in player-vs.-player games like Empires & Allies and Mafia Wars in order to defeat their friends in in-game battles. These decisions to purchase virtual goods often have nothing to do with whether the visiting or opponent player also bought virtual goods, but the presence of non-paying players has a role in stimulating those purchase decisions.

In addition to stimulating other players’ purchase of virtual goods, non-paying players are critical to overall long-term engagement with, and recruiting of, other players (both paying and non-paying) and creating a larger and more social ecosystem. Finally, the Company generates a growing percentage of bookings from advertising, which is presented to all of its players. The larger the overall player base is, the more attractive the game is to potential advertisers. As a result, the Company focuses on bookings, DAU and ABPU, which together best reflect the economic value of this full base of players.

3.	We note your response to prior comment 6 and continue to believe that your disclosures would be improved by providing a quantitative and qualitative analysis with respect to the individual games that generate substantially all of your revenues. Tell us if you internally track revenues for each of your top three online games and if so why such measurements are not considered key metrics meriting disclosure of revenues and discussion of any significant trends or uncertainties associated with the individual games. Quantitative disclosure and analysis of the individual games seems to be important and material information to the users of your financial statements since you generate substantially all of your revenues from only a small number of games. Throughout the filing you note the significance of the timing of introduction of particular games on operating results and the need for new game introductions to increase revenues. We refer you to Section III.B of SEC Release 33-8350.

The Company confirms to the Staff that it does internally track revenue per game. In response to the Staff’s comment, the Company has revised the disclosures on pages 54, 56 and 57 of the Amendment to disclose the aggregate percentage of total revenue accounted for by its top three revenue-generating games in each of the reporting periods, as well as the names of those three games.

In addition, in order to supplement the Company’s prior disclosure of the three games that primarily accounted for changes in revenue in each of the periods presented, the Company has revised the disclosure on pages 53, 56 and 57 of the Amendment to include the amount of revenue increase attributable to each of these three games, as well as qualitative disclosure and analysis of the changes. The Company believes this disclosure will provide investors with additional information to better understand the

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trends and how the Company’s top games drive its period-over-period financial performance.

4.	We note your revised disclosures in response to prior comment 7. On page 49 you continue to disclose that the sale of virtual goods is among the key factors affecting revenue growth and that growth will depend largely on your ability to attract and retain players and more effectively monetize your player base through the sale of virtual goods and advertising. Please explain further why you do not believe you should revise your disclosures to provide a more transparent quantitative and qualitative discussion and analysis of paying player attraction, retention and monetization as well as conversion of non-paying to paying players. We refer you to Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company respectfully advises the Staff that, as more fully explained in response to Comment 1 above, the Company does not believe that the number of paying players or the conversion of non-paying players to paying players are the relevant metrics to effectively measure its business. As previously noted, the Company seeks to monetize its entire base of players, and manages its business based on total DAUs and the bookings derived from total DAUs. The Company respectfully submits to the Staff that it currently does provide quantitative and qualitative discussion of its attraction and retention of players, which we refer to as audience engagement, through disclosure and discussion of DAUs and quantitative and qualitative discussion of its monetization of its player base through disclosure and discussion of ABPU.

Key Metrics, page 49

5.	For the first time since Q1-09, your revenues in Q2-11 exceeded bookings as noted in the “Bookings and Revenue” chart on page 49. Tell us what consideration you gave to discussing both this event and whether it constitutes a trend which is reasonably likely to have a favorable or unfavorable impact on future results of operations.

In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe the relationship between bookings and revenues in the second quarter of 2011 reflects an identifiable trend calling for discussion. As noted on pages 51, 60 and 61 and elsewhere in the Amendment, bookings and revenue are impacted by several variables. Over the long term, the variables impacting bookings and revenue are the same; however, there are significant short-term differences that can cause revenue to be greater or less than bookings in any given period. For example, in the six months ended June 30, 2011, changes in the Company’s estimated average playing period for paying players for four games resulted in an increase to revenue of $27.3 million and a corresponding decrease to deferred revenue. The Company separately discusses in the MD&A section the factors affecting our performance and other trends with respect to bookings and revenue for applicable periods. Having reviewed the factors affecting period-to-period changes in its bookings and revenue, the Company respectfully advises the Staff that it believes its existing disclosure regarding these changes is adequate.

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Please also see the response to Comment 9 below for further discussion of changes in bookings over these periods.

Factors Affecting Our Performance, page 51

6.	Please clarify your responses to prior comments 8 and 9 that indicate you cannot quantify the amount of revenues generated through the Facebook platform for each period presented. Explain in greater detail why you have sufficient data regarding bookings by social network platform to estimate the impact on bookings had you adopted Facebook Credits in prior periods, but do not have sufficient data to calculate revenues on a social network platform basis. As part of your response, tell us whether you currently are able to determine the amount of revenues generated through the Facebook platform.

In response to the Staff’s comment, the Company respectfully advises the Staff that, because bookings in a given period are amortized into revenue over the life of the virtual good or as the virtual good is consumed, and the period of amortization for durable virtual goods differs depending on the applicable game, it is necessary to know both the social networking platform and the game for all bookings in order to determine GAAP revenue attributable to a specific social game platform in a particular period. For periods prior to January 1, 2009, the Company does not have information on both of these attributes for all bookings, and because bookings from those periods are amortized into revenue through the fourth quarter of 2010, it cannot determine historical revenue through the fourth quarter of 2010 attributable to specific social game platforms. The Company has data with both attributes for its bookings from the beginning of 2009 related to payment methods that have later become subject to Facebook Credits and accordingly can estimate the impact of adopting Facebook Credits on GAAP revenue beginning in the first quarter of 2011.

Results of Operations, page 53

7.	We note your response to prior comment 10. Revise your disclosures to further explain the significant increase in your online game revenues during the six months ended June 30, 2011 compared with the six months ended June 30, 2010. The $193.7 million increase in online game revenues resulting from recent game launches or existing games and the $27.3 million increase related to the change in your estimated life of durable and consumable virtual goods offset by the adoption of the Facebook credits only appears to explain part of the reason for the increase in your online game revenues during the six months ended June 30, 2011. Revise your disclosures to discuss and quantify each source that contributed to a material change. We refer you to Section III.B.3 of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Amendment.

Six Months Ended June 30, 2010 and 2011, page 53

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8.	ABPU increased from $.036 to $.051 for the comparative six month periods ended June 30, 2010 and 2011 as disclosed on page 50 and not $.033 to $.051 disclosed here on page 53. Please revise to clarify.

In response to the Staff’s comment, the Company respectfully advises the Staff that the ABPU numbers presented on page 53 are correct and represent the calculations using bookings and DAU metrics for the six-month periods ended June 30, 2010 and 2011. The ABPU numbers presented on page 50 are calculated using bookings and DAU data for three-month periods, and are therefore not in conflict with the later disclosure. The Company further notes that the ABPU numbers disclosed on page 53 are consistent with those presented on pages 10 and 42 of the Amendment and the ABPU numbers disclosed on page 50 are consistent with those presented on page 60 of the Amendment.

Quarterly trends, page 60

9.	Revise to discuss whether there are any trends related to the decline in bookings over the quarters ended June 30, 2011 which are reasonably likely to have a material impact on results of operations. See Item 303(a)(3)(iii) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that it has disclosed all of the key trends required to be disclosed related to the decline in bookings in the quarter ended June 30, 2011 which are reasonably likely to have a material impact on results of operations and notes that it has disclosed on pages 51, 60 and 61 of the Amendment the factors affecting the Company’s performance and other key trends regarding the launch of new games and the impact on bookings and future operating results.

10.	Revise to discuss the March 2011 decline in ABPU and the stability of ABPU from the March to June 2011 quarters both as to causes and any significant trends reasonably likely to impact future operating results. In addition, revise to quantify separately the impact on ABPU for the quarter ended June 30, 2011 by the quickening of revenue recognition so an investor can understand the impact by comparable quarterly comparisons without the impact. Also, we note on page 77 that ABPU is not disclosed as a key metric.

In response to the Staff’s comment, the Company has amended the disclosure on page 61 of the Amendment to address the decline in ABPU in March 2011 and the stability of ABPU in June 2011. The quickening of revenue recognition has no impact on ABPU, as ABPU is based on bookings rather than revenue. In addition, the Company has amended the disclosure on page 78 in the Amendment to make an additional reference to ABPU as a key metric of the Company, and respectfully notes for the Staff that it previously disclosed quarterly ABPU results in the key metrics table on page 78.

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Critical Accounting Policies and Estimates

Valuation of Our Common Stock and Series Z Preferred Stock, page 68

11.	We note your revised disclosures in response to prior comment 14. Revise your disclosures to further explain the factors you considered in determining your selection of the closest comparable companies.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 69 of the Amendment.

12.	We note your response to prior comment 15. Revise your disclosures to more clearly explain that you believe the $14.03 per share price paid by the new Series C investors in February 2011 was the most important factor in determining the significant increase in fair value, and as a result you are not able to quantify the portion of the increase attributable to improvements in your financial performance or operating performance and improving market conditions, other than to quantitatively state that such improvements had an impact on the price investors were willing to pay for the Series C preferred stock. In addition, revise your disclosures to quantify the portion of the significant increase between the March 2011 and May 2011 valuation dates attributable to improvements in your financial performance or operating performance and comparable companies.

In response to the Staff’s comment, the Company has amended the disclosure on page 71 of the Amendment to more clearly explain that it believes the Series C financing transaction was the most important factor in determining the significant increase in fair value. In addition, although the Company cannot specifically quantify the portion of the increase between March and May 2011, it has previously disclosed on page 71 that the most important factor that drove the increase was an increase in valuations achieved by various comparable companies, including the valuation of companies that had recently completed initial public offerings.

13.	Consider revising your table on page 69 to show the number of shares or options issued on each particular grant date. Disclosure of fair value with respect to each grant date appears to be more informative rather than showing the quarterly amounts. In addition, consider revising your disclosures to present the aggregate fair value at each grant date.

In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Amendment.

Executive Compensation

2010 Summary Compensation Table, page 111

14.	We note that you have disclosed in the summary compensation table the grant date fair value of the ZSUs awarded to your named executive officers in fiscal 2010. Since you do not believe, however, as indicated in your response to comment 71 of our letter dated

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July 28, 2011, that the qualifying liquidity event of the ZSUs is probable of achievement until the occurrence of your IPO, please move the grant date fair value of the ZSUs from the table into a footnote in accordance with Instruction 3 to Item 402(c)(2)(v) and (vi) of Regulation S-K. Alternatively, please advise us why you believe the information belongs in the summary compensation table.

In response to the Staff’s comment, the Company has revised the disclosure on pages 101, 112 and 113 of the Amendment.

Loan to Officer, page 128

15.	We note your assertion in your response to prior comment 18 that Mr. Verdu, who was identified in your initial filing as Co-President of Games, is now Chief Creative Officer under the direction and supervision of Mr. Schappert, Chief Operating Officer. We further note your assertion that Mr. Verdu’s responsibilities in this new capacity have changed such that Mr. Verdu is no longer an executive officer of the company. Please tell us when Mr. Verdu’s position changed from Co-President of Games to Chief Creative Officer and provide us with documentation evidencing the changes in his responsibilities and the date on which these changes took effect. Further, since Mr. Verdu is identified on page 127 of the registration statement as an executive officer, please expand your disclosure under the heading “Loan to Officer” to briefly explain these changes in Mr. Verdu’s employment history with the company, including the date on which his new responsibilities took effect.

In response to the Staff’s comment, the Company supplementally advises the Staff that Mr. Verdu’s title was changed in June 2011 from our Co-President of Games to Chief Creative Officer, but Mr. Verdu ceased to be an “executive officer” of the Company in May 2011, when Mr. Schappert was hired as the Company’s Chief Operating Officer. At such time, Mr. Schappert, who was hired in part because of his deep expertise in game development, began to perform, along with the Company’s Chief Executive Officer and other executive officers in some cases, all significant policy making functions with respect to the Company’s game development and Mr. Verdu (as well as our Executive Vice President of Games, Steven Chiang) began to report to Mr. Schappert in this capacity. Mr. Schappert has been, since his hiring, in charge of the principal business unit, division or function in which Mr. Verdu works. Accordingly, Mr. Verdu’s responsibilities and role in the Company changed at such time and he ceased to qualify as an “executive officer” of the Company for the purposes of Section 13(k) of the Securities Exchange Act of 1934, as amended. Mr. Verdu’s responsibilities as Chief Creative Officer are set by Mr. Schappert, as the direct superior to whom Mr. Verdu reports, and are not found in written documentation. These responsibilities are communicated to Mr. Verdu in the course of his employment and review cycle. Therefore, the Company respectfully submits that it does not have any documentation evidencing the changes in Mr. Verdu’s responsibilities, other than the offer letter to Mr. Schappert evidencing his hiring as the Company’s Chief Operating Officer and his start date, which will be filed as an exhibit to the Registration Statement in a future amendment.

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In addition, in response to the Staff’s comment, the Company has revised the disclosure on page 129 of the Amendment to explain the changes to Mr. Verdu’s employment history, including the date on which the changes to Mr. Verdu’s responsibilities took effect.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

16.	Tell us whether you plan to update your pro forma consolidated balance sheet to include an amount for the number of pro forma issued and outstanding shares as of June 30, 2011.

In response to the Staff’s comment, the Company respectfully advises the Staff that it does intend to update the pro forma consolidated balance sheet to include the pro forma issued and outstanding shares for the automatic conversion of preferred stock to common and the issuance of common shares issued upon net settlement of the ZSUs once the mid point of the price range for the offering is determined. The mid point of the offering price range is required to determine the number of ZSUs to be withheld to satisfy minimum statutory withholding requirements. In addition, the Company has revised the disclosure on page F-12 of the Amendment to further clarify this pro forma treatment.

Consolidated Statements of Operations, page F-4

17.	Please clarify why you have not presented basic and diluted earnings per share amounts for your Class B and Class C common stock as of June 30, 2011.

In response to the Staff’s comment, the Company respectfully advises the Staff that in accordance with ASC 260, Earnings Per Share, the Company has disclosed basic and diluted earnings per share for each class of common stock, including Class B and Class C Common Stock, for the six months ended June 30, 2011 on pages F-4 and F-35 of the Amendment. The Company also respectfully advises the Staff that basic and diluted earnings per share of Class B and Class C Common Stock were the same in each period presented and were both $0.00 per share for six months ended June 30, 2011 and, accordingly, the Company presented them together in one line on page F-4.

Notes to the Consolidated Financial Statements

General

18.	Your response to prior comment 26 indicates that you conducted a comprehensive review of all of your historical estimates for each game and determined that this revised policy had no material impact on any period prior to the first quarter of 2011. Please provide us with your analysis that quantifies the impact of the change in estimate on your financial statements for each period presented.

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In response to the Staff’s comment, the Company has supplementally provided its analysis to the Staff under separate cover. In addition, the Company has disclosed on page 54 of the Amendment that changes in its estimated average lives of durable goods resulted in an increase to revenue of $27.3 million for the six months ended June 30, 2011.

Note 1. Organization and summary of Significant Accounting Policies

Revenue Recognition, page F-12

19.	We note your response to prior comment 21. Explain in greater detail why you believe there are no continuing performance obligations after the point in time at which the consumable virtual goods have been utilized. That is, explain why you believe that “there are no further implicit or explicit performance obligations related to the purchase of that virtual good.” Explain why the sale of the virtual good does not include an obligation to the player to maintain and to keep available your platform. It seems that the player would not purchase the virtual good without the expectation that the game will be available. Further, explain why the consumption of the virtual good represents delivery when the player purchases the consumable virtual good to allow them to maintain, advance or accelerate their progress and enhance their game environment. That is, explain why delivery is not the result or benefits obtained from use of the consumable virtual good. In addition, tell us what consideration you gave to separately disclosing the amount of revenues attributable to durable and consumable virtual goods for each period presented.

In response to the Staff’s comment, the Company respectfully advises the Staff that, as discussed in the Company’s previous response, the Company believes the appropriate revenue recognition guidance for the sale of virtual goods is the general revenue guidance provided in SAB Topic 13. Further, the Company believes that three of the criteria specified in that guidance are met at the time the Company sells a virtual good to a customer (evidence of an arrangement, fixed or determinable fee and collectability reasonably assured). Therefore, the only remaining criterion to be met for revenue recognition is delivery. The Company believes an accepted view of the delivery period for virtual goods, as discussed further below, is the time period the goods are made available to the player in the game.

The Company tracks each virtual good on an item by item basis and measures the related delivery obligation period for each item to allow for the separate revenue recognition treatment of consumable and durable virtual goods. With respect to consumable virtual goods, because these goods are available to the player for only a limited period of time within the game, the Company has determined the period over which the virtual good is consumed to be the delivery period. Once the user consumes the virtual good, the delivery criterion for that virtual good is met.

The view that the delivery period for virtual goods is limited to the period the goods are available to the play within the game is predicated on the belief that once the virtual good is no longer available (i.e., consumption has occurred), no further implicit or explicit

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performance obligations related to that purchase exist. Additionally, while a player may advance his or her progress in a game more quickly with the purchase of consumable virtual goods, consumable virtual goods do not provide a game experience that is unavailable to non-paying players. As a result, the Company does not believe there is any ongoing benefit to a player from a consumable virtual good once that virtual good is no longer available to the player.

The Company’s terms of service state that the Company may discontinue a game at any time and the player is not entitled to any further compensation. The Company further advises the Staff that recognition of revenue from consumable virtual goods upon consumption is a standard industry practice. For example, other Internet game registrants following this practice include Changyou.com, Giant Interactive and Glu Mobile. The Company also believes that its treatment for consumable virtual goods is consistent with the April 9, 2010 “Hot Topic” published by Ernst and Young LLP entitled “Revenue Recognition on the Sale of Virtual Goods.”

Lastly, the Company has revised the disclosures on pages 54 and 56 of the Amendment to include the percentage of its online game revenue attributable to consumable virtual goods and the percentage attributable to durable virtual goods.

20.	We note your response to prior comment 22. To the extent that you can disaggregate the consumable and durable virtual goods, provide us with your computations of the weighted-average life separately for the reported periods.

In response to the Staff’s comment, the Company has revised its disclosures on pages 54, 56 and 57 in the Amendment for all periods presented to include the weighted average life of durable virtual goods, the percentage of online game revenue from consumable and durable virtual goods and the impact on revenue of significant changes in estimated average life of durable goods. In addition, the Company notes that it has disclosed on page F-13 of the Amendment that the consumption period for consumable virtual goods approximates one month.

Note 8. Stockholders’ Equity, page F-26

21.	It is not clear you have provided the disclosures required by ASC 505-10-50 for the ZSUs. Please confirm your compliance to us or revise accordingly.

In response to the Staff’s comment, and in accordance with ASC 505-10-50, the Company has revised the disclosure on page F-29 of the Amendment.

Note 9. Net Income (Loss) Per Share of Class A and Class B Common Stock

Unaudited Pro Forma Net Income Per Share for Class A and Class B Common Stock, page F-36

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22.	We note your response to prior comment 32. Explain in greater detail why you believe excluding the stock compensation related to the ZSUs is within the spirit of Rule 11-02(b)(5) of Regulation S-X. Explain and disclose the basis for inclusion of the ZSUs in pro forma basic earnings per share. The pro forma denominator presentation of earnings per share should reflect how the historical earnings per share will be presented in subsequent historical periods.

In response to the Staff’s comment, the Company makes reference to Rule 11-02(b)(5) of Regulation S-X which states that “The pro forma condensed income statement shall disclose income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the transaction. Material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income of the registrant within the 12 months succeeding the transaction shall be disclosed separately. It should be clearly indicated that such charges or credits were not considered in the pro forma condensed income statement.”

The Company believes that stock-based compensation expense related to vested ZSUs is a material, non-recurring charge that is directly attributable to the offering because it will only be recognized if the offering occurs. For this reason, the Company has excluded stock-based compensation expense associated with the vesting of ZSUs.

In addition, in response to the Staff’s comment, the Company makes reference to Rule 11-02(b)(7) of Regulation S-X which states that “…For transaction involving the issuance of securities, the number of shares used in the calculation of the pro forma per share data should be based on the weighted average number of shares outstanding during the period adjusted to give effect to shares subsequently issued or assumed to be issued had the particular transaction or event taken place at the beginning of the period presented.”

The Company believes including the net shares issuable upon the vesting of ZSUs as a result of the offering in the weighted-average shares calculation of the pro forma basic earnings per share calculation is appropriate because, once the offering has occurred, these shares will be included in the Company’s weighted-average shares outstanding in future periods. As a result, the Company will include these shares as though the vesting event had occurred as of the beginning of the period. This treatment is consistent with Rule 11-02(b)(7).

The Company also respectfully advises the Staff that it has revised the disclosure on page F-36 to discuss the basis for inclusion of the ZSUs in pro forma basic earnings per share.

*    *    *

Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s comments. The Company will separately provide the requested representations.

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U.S. Securities and Exchange Commission

October 13, 2011

Page Thirteen

Sincerely,

Cooley LLP

/s/ John T. McKenna

John T. McKenna

cc:	David M. Wehner, Zynga Inc.

Reginald D. Davis, Zynga Inc.

Karyn R. Smith, Zynga Inc.

Devang S. Shah, Zynga Inc.

Chrystal N. Menard, Zynga Inc.

Eric C. Jensen, Cooley LLP

Kenneth L. Guernsey, Cooley LLP

Keith F. Higgins, Ropes & Gray LLP

Brian C. Erb, Ropes & Gray LLP

Pat Hyek, Ernst & Young, LLP

Remco Bartman, Ernst & Young, LLP

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